Filed by New Slider Holdco, Inc. (Commission File No. 333-297217)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Sysco Corporation (Commission File No. 001-06544)

Date: July 2, 2026

Dear Investor,

Yesterday, Sysco filed with the Securities and Exchange Commission a registration statement on Form S-4 in connection with the proposed Jetro Restaurant Depot (“JRD”) transaction. We encourage investors to review the full details in the Form S-4 filing. The following provides additional information regarding the transaction and related disclosures contained in the Form S-4.

The pro forma results in the Form S-4, which include select quarterly and year-to-date income statement information, are presented on a U.S. Generally Accepted Accounting Principles (GAAP) accounting basis and include estimated deal-related amortization, but do not give effect to the previously announced $250 million in committed cost synergies.

The Form S-4 also includes JRD’s historical financial statements for the quarter ended March 2026 and the year ended December 2025.

We call your attention to the following:

•	Specific to JRD, the Form S-4 includes additional detail regarding results for the quarter ended March 2026. Compared to the prior year, volume growth for the quarter, as previously disclosed, was partially offset by deflation in egg, milk, and cheese categories. Results for the quarter also included a benefit in selling, general and administrative expenses (“SG&A”).

•	Operating profit margins for the periods included in the Form S-4 reflect approximately 19% gross profit margins and approximately 6% SG&A margins. Additionally, please note that operating profit figures presented in the Form S-4 include the impact of depreciation and amortization expense and should not be directly compared to the previously disclosed adjusted EBITDA metrics.

Additionally, the Form S-4 includes incremental detail on employment contracts and quantifies a substantial retention program designed to support the retention of key executives and employees, as discussed in the section titled “Interests of Certain Jetro Restaurant Depot Directors and Executive Officers in the Transactions”.

Information released in connection with the JRD transaction is available at the links below:

•	Form S-4 Filing – Link

•	JRD Transaction Announcement – Link

•	JRD Acquisition Investor Event Presentation – Link

•	2026 Deutsche Bank Webcast Presentation – https://kvgo.com/deutsche-bank/sysco-corp-june-2026

•	2026 Deutsche Bank Webcast Transcript – Link

Thank you,

Investor Relations

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expects,” “believes,” “anticipates,” “forecasts,” “intends,” “seeks,” “aims,” “plans,” “assumes,” “estimates,” “projects,” “should,” “would,” “could,” “may,” “will,” “shall” or variations of such words are generally part of forward-looking statements. Forward-looking statements are not historical facts. They are made based on management’s current expectations and beliefs concerning future developments and their potential effects upon Sysco Corporation (“Sysco”) and its consolidated subsidiaries. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the expected timing and completion of the proposed transaction, the anticipated benefits of the proposed transaction (including synergies), and plans and expectations for the combined company, including regarding its results of operations and financial conditions, leadership composition, share repurchases, dividend level, credit ratings and leverage ratio, as well as statements regarding Sysco’s future financial performance and results, including its expectations regarding its future growth, including growth in sales and earnings per share, and other statements that are not historical facts. All such forward-looking statements are not a guarantee of future performance and are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the parties, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the transaction; the possibility that any of the anticipated benefits and projected synergies of the transaction will not be realized or will not be realized within the expected time period; unforeseen or unknown liabilities; Sysco’s ability to raise debt on favorable terms or at all; risks related to business disruptions from the proposed transaction that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; credit ratings decline of the combined company following the proposed transaction; the outcome of any legal proceedings that may be instituted against New Slider Holdco, Inc., Sysco or their directors; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the risk that the proposed transaction and its announcement could have an adverse effect on the market price of the common stock of Sysco; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain business, contractual or operational relationships, on the parties’ operating results and businesses generally; certain restrictions during the pendency of the transaction that may impact Sysco’s and JRD’s ability to pursue certain business opportunities or strategic transactions; and the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control, as well as the impact of geopolitical, economic and market conditions and developments, including changes in global trade policies and tariffs; risks related to Sysco’s business initiatives; periods of significant or prolonged inflation or deflation and their impact on Sysco’s product costs and profitability generally; risks related to Sysco’s efforts to implement its transformation initiatives and meet its other long-term strategic objectives; risk of interruption of supplies and increase in product costs; risks related to changes in consumer eating habits; and the impact of natural disasters or adverse weather conditions, public health crises, adverse publicity or lack of confidence in Sysco’s products, and product liability claims. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those indicated in these forward-looking statements. Therefore, you should not place undue reliance on any of the forward-looking statements contained herein. For more information on these risks and other concerning factors that could cause actual results to differ from those expressed or forecasted, see Sysco’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the Securities and Exchange Commission (the “SEC”). Any forward-looking statement speaks only as of the date on which it is made, and Sysco undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by law.

IMPORTANT INFORMATION REGARDING THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction, Sysco caused New Slider Holdco, Inc. to file with the SEC a registration statement on Form S-4 which includes a prospectus of New Slider Holdco, Inc. (the “prospectus”). BEFORE MAKING ANY INVESTMENT DECISION INVESTORS AND SECURITY HOLDERS OF SYSCO ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the prospectus about Sysco and New Slider Holdco, Inc., any amendments or supplements thereto and other documents containing important information about Sysco and New Slider Holdco, Inc., once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by Sysco will be available free of charge under the “Investors” section of Sysco’s website located at http://investors.sysco.com.

NO OFFER OR SOLICITATION

This communication is not intended and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.